

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 2, 2010

<u>Via Facsimile and U.S. Mail</u>
John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

> **Re: Airgas, Inc.**
> **Schedule TO-T filed by Air Products Distribution, Inc. and Air**
> **Products and Chemicals, Inc.**
> **Filed February 11, 2010**
> **File No. 005-38422**
> **Soliciting Materials filed February 12,18, 22 and 25, 2010**
> **File No. 001-09344**

Dear Mr. Stanley:

We have limited our review of the above referenced filings to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-T
Soliciting Materials filed on Schedule 14A

General

1.   Reference is made to the soliciting materials filed on February 12, 18, 22 and 25, 2010. Given that the materials also relate to the ongoing tender offer, please amend the Schedule TO-T and file such soliciting materials as exhibits to the Schedule TO. Ensure that EDGAR reflects each such filing for purposes of the solicitation and SCH TO-T to the extent appropriate. Refer to Item 1016 of Regulation M-A.

Soliciting Materials filed February 22, 2010

2.   Please refer to the press release dated February 22, 2010. Please set forth your analysis and provide further support for your assertion that the conditions to the offer are not so broad that they render the offer illusory. In this regard, it would appear that the bidders, in their sole discretion, will be able to assert as a condition the condition against the payment of dividends. Please advise us of the bidders' intentions with respect to this condition in light of the fact that prior to the launch of the offer, the bidders were aware of the $0.22 dividend the Company declared and were aware that the dividend is scheduled to be paid prior to the expiration of the offer. Do the bidders intend on waiving this or any other conditions that already were present at the time of the commencement of the offer? Please clarify.

3.   Please refer to our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding in your response letter.

                                        *   *   *

        Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: James C. Woolery, Esq. (via facsimile)
Cravath, Swaine & Moore